Innovation for patient care *

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

16th January 2008

08000288

Dear Sir or Madam,

SUPPL

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

* Innover pour mieux soigner

Press release

Ipsen announces its corporate agenda for 2008

Paris (France), 20 December 2007 - Ipsen (Euronext: FR0010259150; IPN) announces today its corporate agenda for 2008:

31 January 2008	Full year 2007 sales
27 February 2008	Full year 2007 results
29 April 2008	First quarter 2008 sales
4 June 2008	General shareholders' meeting
11 June 2008	Payment of 2007 dividend *
31 July 2008	First half 2008 sales
29 August 2008	First half 2008 results
30 October 2008	First nine months 2008 sales

* Depending on the approval of the Board of directors (26 February 2008) and of the General shareholders' meeting (4 June 2008)

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. From 24 December 2007, the Group will be part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

For further information:
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Press release

Two years after its IPO, Ipsen enters the SBF 120 index

Paris (France), 3 January 2008 - Ipsen (Euronext: FR0010259150; IPN) announced today that, effective from December 24, 2007, it has entered the SBF 120 index, which regroups the 120 largest companies by market capitalization and by trading volumes on Euronext Paris and serves as a reference for index funds and as a benchmark for measuring performance of portfolios invested in French equities. This decision was taken by the NYSE Euronext Indices Steering Committee *("Conseil Scientifique des Indices")*.

Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen said: *"In 2007, we have continued to achieve all of our key objectives for the Group's development. Our partnership with Tercica in the US, strengthening our endocrine franchise, has well progressed: following its approval by the FDA[1] in August, Somatuline® Depot is now being launched throughout North America, whilst we have launched Increlex®, now the reference treatment for severe primary IGF-1 deficiency, in the UK and Germany. In oncology, we have licensed-in the rights for a 6-month sustained release formulation of Decapeptyl®, that will enable doctors to propose a wider range of treatment regimens to cancer patients. In neuromuscular disorders, we have continued to put in place the foundations for globalization, though the submission with the FDA of a BLA for Dysport®. Furthermore, our two partnerships for our botulinum toxin in aesthetic use are progressing well, with the submission by Medicis with the FDA of a BLA for Reloxin® and with our new partnership with Galderma in some Latin America countries."* Jean-Luc Bélingard added: *"We expect to have another very busy year in 2008, with potential recommendations from the CHMP[2] on febuxostat and on our botulinum toxin in Europe, and answers from the FDA on Reloxin® and Dysport® in the US. Furthermore, Ipsen will continue to demonstrate its long term commitment to innovation with a yearly spend in Research and Development of 19 to 21% of its net sales going forward. Also, given our new environment, we expect the Group's normative tax rate going forward to reach 22 to 24%."* Jean-Luc Bélingard concluded: *"We are very pleased that the Indices Steering Committee has selected the Ipsen share to enter the SBF 120 index, just two years after our initial public offering on Euronext. This decision reflects the soundness of our business and rewards the Ipsen teams for their commitment to innovation for patient care and to value creation for our shareholders."*

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code:

[1] Food and Drug Administration
[2] Committee for Human Medicinal Products, EMEA

FR0010259150). Ipsen' s shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers*.

For further information:
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

Press release

Ipsen and The Salk Institute Enter into Strategic Research Agreement

Collaboration creates the "Ipsen Life Sciences Program" at the Salk Institute

Paris (France) and La Jolla (California, USA), 11 January 2008 - Ipsen (Euronext: FR0010259150; IPN) and The Salk Institute for Biological Studies announced today that they will be signing a memorandum of understanding setting the framework for the creation of the Ipsen Life Sciences Program at The Salk Institute. The mission of the partnership is to advance knowledge in the field of proliferative and degenerative diseases through fundamental and applied biology research.

The Ipsen Life Sciences Program will, for a period of up to five years, sponsor three categories of research programs through targeted, core and innovation grants. Ipsen will provide funding for targeted research programs carried out at The Salk Institute by researchers in the field of proliferative diseases with a particular emphasis on novel therapeutic concepts for the treatment of pituitary adenomas. Core grants will support basic research on the contribution of chronic inflammation to malignant diseases such as cancer, loss of cognitive functions, movement disorders and metabolic syndromes. Innovation grants will fund the exploration of advanced scientific concepts.

Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen, stated: *"We are very pleased to have reached this major agreement with one of the leading research institutions in the world, with which Ipsen has had a longstanding relationship. This agreement confirms Ipsen's commitment to innovation and research, and reaffirms the company's capacity to work with leading worldwide academic centers of excellence, both in Europe and in the U.S., to transform knowledge into therapies."*

"We are delighted about the establishment of Ipsen Life sciences Program at The Salk Institute, which will allow us to advance our ongoing research in the areas of cancer biology, mechanisms of degenerative diseases and the growing epidemic of maladies associated with metabolic syndrome", said Nobel Laureate Dr. Roger Guillemin, interim President of the Salk Institute."

Ipsen's presence in the US dates back to 1976. Its research center located near Boston, MA specializes in the engineering of protein and peptide hormones for therapeutic uses. The center's primary objective is to seek in-depth knowledge of hormone dependent pathophysiological mechanisms as a basis for the conception of novel medicines. In March 2005, at the same site as the research center, Ipsen inaugurated a new bioprocess science unit dedicated to the engineering of proteins for therapeutic purposes.

About The Salk Institute

The Salk Institute for Biological Studies in La Jolla, California, is an independent nonprofit organization dedicated to fundamental discoveries in the life sciences, the improvement of human health and the training of future generations of researchers. Jonas Salk, M.D., whose polio vaccine all but eradicated the crippling disease poliomyelitis in 1955, opened the Institute in 1965 with a gift of land from the City of San Diego and the financial support of the March of Dimes.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-Looking Statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and the information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des marchés financiers.*

For further information:

Salk Institute
Mauricio Minotta, Director of Communications
Tél.: +1 858 453 4100 ext. 1371
e-mail: minotta@salk.edu

Ipsen
Didier Véron
Ipsen, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

Catherine Jones
Brunswick Group
Tel : 212-333-3810
E-mail : cjones@brunswickgroup.com

David Schilansky
Ipsen, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END